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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         CRAFTMADE INTERNATIONAL, INC.
                  ___________________________________________
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                  ___________________________________________
                         (Title of Class of Securities)

                                  22413E 10 4
                           _________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               PAGE 1 OF 5 PAGES
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CUSIP No. 22413E 10 4                13G                      Page 2 of 5 Pages


1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFYING NO. OF ABOVE PERSON

        JAMES RUSSELL RIDINGS

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) [  ]

                                                                (b) [  ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

                            5      SOLE VOTING POWER
           NUMBER OF
             SHARES                       631,686
          BENEFICIALLY
            OWNED BY        6      SHARED VOTING POWER
              EACH
           REPORTING                        400
            PERSON
             WITH           7      SOLE DISPOSITIVE POWER

                                          631,686

                            8      SHARED DISPOSITIVE POWER

                                            400

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        632,086

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES* [  ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        19.5%

12      TYPE OF REPORTING PERSON*

        IN

                         *SEE INSTRUCTION BEFORE FILLING OUT!
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This Amendment No. 1 to Schedule 13G amends Item 1(b), Item 2(b), Item 4(a),
Item 4(b), and Item 4(c). The entire Schedule 13G, including Item 1(b), Item 2(b), Item 4(a), Item 4(b) and Item 4(c) as amended, is restated in its entirety as follows:

Item 1.          (a)  Name of Issuer:

                      Craftmade International, Inc.

                 (b)  Address of Issuer's Principal Executive Offices:

                      650 South Royal Lane
                      Suite 100
                      Coppell, TX 75019

Item 2.         (a)  Name of Person Filing:

                     James Russell Ridings

                (b)  Address of Principal Business Office or, if none,
                     Residence:

                      650 South Royal Lane
                      Suite 100
                      Coppell, TX 75019

                (c)  Citizenship:

                     United States

                (d)  Title of Class of Securities:

                     Common Stock, $0.01 par value

                (e)  CUSIP Number:

                     22413E 10 4

Item 3.         Type of Reporting Person:

                Not Applicable.

Item 4.         Ownership:

                (a)  Amount Beneficially Owned:

                     632,086 shares of Common Stock


                               Page 3 of 5 Pages
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    (b)         Percent of Class:

                19.5%

    (c)         Number of Shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: 631,086.

                (ii)    Shared power to vote or to direct the vote: 400.

                (iii)   Sole power to dispose or to direct the disposition of:
                        631,086.

                (iv) Shared power to dispose or to direct the disposition of: 400.

Item 5.         Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group:

                Not Applicable.

Item 9.         Notice of Dissolution of Group:

                Not Applicable.

Item 10.        Certification:

                Not Applicable.


                               Page 4 of 5 Pages
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1996


                                              /s/ JAMES RUSSELL RIDINGS
                                              --------------------------------
                                                  James Russell Ridings


                               Page 5 of 5 Pages